Primega Group Holdings Limited

June [  ], 2024

Via EDGAR

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Primega Group Holdings Limited
Amendment No.2 to Registration Statement on Form F-1
Filed May 31, 2024
File No. 333-277692

Dear Mr. Regan:

This letter is in response to the letter dated June 17, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Primega Group Holdings Limited (the “Company,” “we,” and “our”). For ease of reference the Commission’s comment is recited below and is followed by our response. An amended registration statement on Form F-1 (“Amended Registration Statement No.3”) is being filed to accompany this letter.

Amendment No.2 to Registration Statement on Form F-1

General

1. Please add back Part II of the registration statement which you have deleted when removing the resale prospectus.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added back Part II of the registration statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hui Chun Kit
Name:	Hui Chun Kit
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC